600 Third Avenue 39th Floor New York, NY 10016 USA	Tel: Fax: E-mail:	+1 212-251-1199 +1 212-251-1180 jsmall@intlseas.com	James D. Small III Chief Administrative Officer, Senior Vice President, Secretary & General Counsel

 July 31, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Yong Kim
Mr. Karl Hiller

Re:	International Seaways, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-37836

Dear Ms. Kim and Mr. Hiller:

We have reviewed your letter dated July 16, 2025 (the “Comment Letter”) to Jeffrey D. Pribor, Senior Vice President and Chief Financial Officer of International Seaways, Inc. (“INSW” or the “Company”) setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on certain disclosures made in INSW’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”). Set forth below are the Company’s responses to the comments contained in the Comment Letter. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Based on our review, we respond as follows:

SEC Comment

Financial Statements

General, page 68

1.	We note that while you report outstanding common shares within the Balance Sheets on page 69, and weighted average shares utilized in the basic and diluted EPS computations within the Statements of Operations on page 70, you have not reported share activity along with the corresponding financial activity in the Statements of Changes in Equity on page 73, nor provided disclosures that are sufficiently focused on the changes impacting outstanding share balances in Note 12.

Ms. Kim and Mr. Hiller

July 31, 2025

We also note that a reconciliation of the denominators utilized in the EPS computations has not been provided in Note 3 on page 80, and although the numbers of dilutive instruments are quantified, the composition is not readily apparent as would ordinarily be shown following the example in FASB ASC 260-10-55-51.

Please revise your financial statements to clearly disclose the changes impacting the number of shares of outstanding equity securities and to include reconciliations of the denominators utilized in the EPS computations to comply with FASB ASC 505-1050-2 and FASB ASC 260-10-50-1.  Please also discuss the reasons that your weighted average outstanding shares measures for 2024 exceed the number of outstanding shares at both the start and end of the period.

INSW Response

The Company acknowledges the Staff’s comments and will revise going forward the manner in which it discloses the changes impacting the number of shares of outstanding equity securities and the reconciliation of the denominators utilized in the EPS computations in the notes to its financial statements in future quarterly and annual filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, by:

(a)	Expanding the capital stock and stock compensation disclosures with a tabular presentation of the changes in shares of the Company’s common stock for all periods reported in the financial statements. If such tabular presentation had been included in the 2024 Form 10-K it would have appeared as follows:

The following table shows the changes in shares of common stock for 2024, 2023 and 2022:

	2024	2023	2022
Common stock outstanding, beginning balances	48,925,562	49,120,648	49,612,019
Common stock issued - vessel acquisitions	623,778	—	—
Restricted common stock issued - non-executive directors	21,818	26,878	41,718
Common stock issued - vesting or exercise of share-based compensation	283,537	291,813	668,687
Common stock withheld for employee taxes	(158,591)	(147,294)	(513,479)
Restricted common stock forfeited	—	—	(557)
Common stock repurchased	(501,646)	(366,483)	(687,740)
Common stock outstanding, ending balances	49,194,458	48,925,562	49,120,648

(b)	Expanding the earnings per common share disclosures to include a tabular reconciliation of the denominators utilized in the EPS computations for all periods reported in the financial statements. If such tabular reconciliation had been included in the 2024 Form 10-K it would have appeared as follows:

Ms. Kim and Mr. Hiller

July 31, 2025

The components of the denominator for the calculation of basic and diluted net income per share are as follows:

	Years Ended December 31,
	2024	2023	2022
Weighted-average common shares outstanding, basic	49,270,496	48,978,452	49,381,459

Dilutive effect of stock options	105,835	121,545	122,599
Dilutive effect of performance-based restricted stock units	173,858	127,623	142,708
Dilutive effect of restricted stock units	129,938	201,347	198,138

Weighted-average common shares outstanding, diluted	49,680,127	49,428,967	49,844,904

Regarding the Staff’s request for an explanation of the reasons that the Company’s weighted average outstanding shares measures for 2024 exceed the number of outstanding shares at both the start and end of the period, please note the following:

a)	As noted in Note 5 on page 86, during the second quarter of 2024, the Company issued a total of 623,778 shares in conjunction with vessel acquisitions, such issuances resulted in an outstanding share balance which exceeded the balance at the start of 2024.

b)	Subsequently, the total shares repurchased during 2024, which were 501,646 as noted in Note 12 on page 101, took place in the third quarter of 2024. Such repurchases had the effect of decreasing the balance at the end of 2024 below the weighted average outstanding shares for the 2024 annual period.

Ms. Kim and Mr. Hiller

July 31, 2025

SEC Comment

Note 12 – Capital Stock and Stock Compensation, page 100

2.	We note that you provide a table on page 104 that is prefaced with language indicating it reflects activity in both restricted common shares and restricted stock units, although the summations indicate the balances represent nonvested shares. We also note the activity includes grants, adjusted to exclude forfeitures of stock units, which you indicate are related to performance targets or service requirements that were not achieved, and are adjusted to exclude vested awards.

Please modify your disclosures to clarify how this activity relates to the activity in your Statements of Changes in Equity on page 73 that is labeled "Forfeitures of vested restricted stock awards and exercised stock options" and if such activity has been properly identified, to describe the circumstances under which vested awards were forfeited. Please also revise the headers to the tables in this section where necessary to correspond precisely with the type of securities or instruments being measured.

Please disaggregate activity pertaining to different types of securities or instruments that are presently combined in the summary tables, or expand your disclosures to discuss your rationale and views on the utility of the combined presentation.

INSW Response

The Company acknowledges the Staff’s comment and will revise its disclosure to caption its table as “Share-based Compensation Awards Outstanding,” rather than “Nonvested Shares Outstanding” in future annual filings.

In addition, the Company will revise the line in the Statements of Changes in Equity labeled "Forfeitures of vested restricted stock awards and exercised stock options" to “Common stock withheld related to net share settlement of equity awards,” which further identifies the nature of the activity that is included in this line, in future quarterly and annual filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

The difference between (i) the estimated value of the common stock withheld from employees for the net share settlement of equity awards as disclosed on page 102 (derived by multiplying the number of shares withheld/repurchased of 158,591, 147,294 and 513,479 by the average costs of $53.42, $44.09 and $41.79 per share, respectively), and (ii) the amounts disclosed in the "Forfeitures of vested restricted stock awards and exercised stock options" lines of the Statements of Changes in Equity on page 73, represents the dollar value of the common shares withheld from employees to cover the exercise cost of their stock options. As the common shares issued at the exercise of the stock options were simultaneously cancelled to cover the exercise cost of said options, the net impact is appropriately zero in the Statements of Changes in Equity.

Ms. Kim and Mr. Hiller

July 31, 2025

	(Dollars in Thousands)
	2024	2023	2022
Common stock withheld related to net share settlement of equity awards per page 73	$7,055	$5,819	$6,097
Common stock withheld related to net share settlement of equity awards per page 102	8,472	6,494	21,459
	$(1,417)	$(675)	$(15,362)

The Company will also disaggregate activity pertaining to the different types of share-based compensation awards in future annual reports commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as follows:

Activity for the three years ended December 31, 2024	Total	Restricted Common Stock	Time-based Restricted Stock Units	Performance-based Restricted Stock Units	Stock Options
Share-based Compensation Awards Outstanding at December 31, 2021	1,147,947	87,721	125,119	123,201	811,906
Grants	515,154	41,718	348,846	124,590	—
PRSU Adjustments for above target achievement	16,092	—	—	16,092	—
PRSU Cancellations for below target achievement	—	—	—	—	—
Forfeitures	—	—	—	—	—
Stock options exercised(1)	(541,656)	—	—	—	(541,656)
Restricted shares, RSUs and PRSUs Vested ($16.6 - $23.53 per share)(1)	(216,889)	(80,138)	(62,401)	(74,350)	—
Share-based Compensation Awards Outstanding at December 31, 2022	920,648	49,301	411,564	189,533	270,250
Grants	132,658	26,878	52,890	52,890	—
PRSU Adjustments for above target achievement	16,233	—	—	16,233	—
PRSU Cancellations for below target achievement	(3,641)	—	—	(3,641)	—
Forfeitures	—	—	—	—	—
Stock options exercised(1)	(30,654)	—	—	—	(30,654)
Restricted Shares, RSUs and PRSUs Vested ($19.63 - $43.05 per share)(1)	(311,004)	(46,660)	(186,809)	(77,535)	—
Share-based Compensation Awards Outstanding at December 31, 2023	724,240	29,519	277,645	177,480	239,596
Grants	151,974	21,818	82,076	48,080	—
PRSU Adjustments for above target achievement	31,144	—	—	31,144	—
PRSU Cancellations for below target achievement	—	—	—	—	—
Forfeitures	—	—	—	—	—
Stock options exercised(1)	(65,179)	—	—	—	(65,179)
Restricted Shares, RSUs and PRSUs Vested ($19.63 - $57.17 per share)(1)	(330,186)	(33,629)	(140,823)	(155,734)	—
Share-based Compensation Awards Outstanding at December 31, 2024	511,993	17,708	218,898	100,970	174,417

(1)	Includes 158,591 (2024), 147,294 (2023), and 513,479 (2022) shares of common stock withheld to cover employee withholding taxes and the cost of options exercised in connection with the net settlement of restricted stock units and the exercise of stock options.

Ms. Kim and Mr. Hiller

July 31, 2025

The following is a reconciliation of the total of the stock options exercised and RSUs and PRSUs vested lines in the table above to the Common stock issued - vesting or exercise of share-based compensation line in the roll forward of outstanding shares on page 2 of this letter:

	2024	2023	2022
Stock options exercised and RSU and PRSUs Vested	395,365	341,658	758,545
Restricted Shares vested	(33,629)	(46,660)	(80,138)
PRSUs vested but not issued until following year	(155,734)	(77,535)	(74,350)
PRSUs vested in prior year, issued in current year	77,535	74,350	64,630
Common stock issued - vesting or exercise of share-based compensation	283,537	291,813	668,687

*      *      *

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

s/ JAMES D. SMALL III
James D. Small III

cc:  Jeffrey D. Pribor

Senior Vice President and Chief Financial Officer, International Seaways

Lois K. Zabrocky

President & CEO, International Seaways

Audit Committee (International Seaways)

Jeffrey D. Karpf

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP